FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2008

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated July 16, 2008- Logan Resources Ltd. Applies for Coal Permits South and West of Goldsource Discovery, Saskatchewan

2.

Logan Resources Ltd.’s Annual Audited Consolidated Financial Statements and Management Discussion and Analysis for the Year Ended March 31, 2008

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: August 14, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

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LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Wednesday, July 16, 2008

LOGAN RESOURCES APPLIES FOR COAL PERMITS SOUTH AND WEST OF GOLDSOURCE DISCOVERY, SASKATCHEWAN

Vancouver – Wednesday, July 16, 2008 - Logan Resources Ltd. (TSXV:LGR) today announced that it has made application for coal permits covering three prospective areas to the south and west of Goldsource Mines Inc.’s Border coal discovery in eastern Saskatchewan.  In spring of 2008, Goldsource reported results from its discovery, comprised of two diamond drill hole intersections, 1.6 km apart, each of which intersected 27 to 34 metres of coal, and 22 to 24 metres of which occurred as a single seam.  Coal samples analysed returned grades between High Volatile Bituminous C and Sub-Bituminous A.

The nature of historic coal occurrences hosted by the Mannville Group strongly suggests widespread deposition of coal-forming plant material along a broad shoreline during Mannville time.  The first two groups of permits for which Logan has applied enclose areas where Upper Cretaceous rocks overlie prospective Mannville Group shoreline rocks and where existing geophysical data support the possibility of significant coal occurrences.

The third permit application encloses an area 500 km to the west, where Mannville Group sedimentary rocks underlie a thin cover of glacial drift proximal to the upper contact with the overlying Colorado Group and where existing geophysical data also support the possibility of a significant coal occurrence.

Peter T. George, P.Geo, Consulting Geologist, is the Qualified Person as per NI43-101, responsible for the technical information contained herein.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. For more information on the Company’s diversified property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Logan Resources Ltd. (An Exploration Stage Company) Consolidated Financial Statements For the Years Ended March 31, 2008 and 2007 (Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of

Logan Resources Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive income (loss), accumulated other comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 15, 2008

Logan Resources Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at March 31, 2008 and 2007

(Expressed in Canadian Dollars)

	2008	2007
	$	$

Assets
Current Assets
Cash	-	923,763
Cash committed for mineral exploration [Note 8[c]]	2,685,415	-
Short-term investments	-	160,259
Short-term investments committed for mineral exploration	-	1,839,741
Marketable securities [Note 3[e]]	81,700	87,080
Amounts receivable	238,490	399,278
Prepaid expenses	94,411	492,683
Due from related parties [Note 12[b]]	85,376	303,339

	3,185,392	4,206,143
Property Bonds	5,000	5,000
Property and Equipment [Note 6]	390,474	38,284
Mineral Properties [Note 7]	7,048,647	4,124,379

	10,629,513	8,373,806

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	134,676	103,739
Due to related parties [Note 12[b]]	58,264	53,254

	192,940	156,993
Future Income Taxes [Note 13]	60,975	-

	253,915	156,993

Shareholders' Equity
Share Capital [Note 8]	13,051,701	10,705,182
Contributed Surplus [Note 11]	1,137,634	808,555
Accumulated other comprehensive loss	(5,380)	-
Deficit	(3,808,357)	(3,296,924)

	10,375,598	8,216,813

	10,629,513	8,373,806

Nature of Operations and Continuance of Business [Note 1]

Commitments [Notes 7 and 15]

Subsequent Events [Note 16]

Approved on behalf of the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

For the Years Ended March 31, 2008 and 2007

(Expressed in Canadian Dollars)

	2008	2007
	$	$

Revenue	-	-

Expenses
Administration salaries	100,819	128,715
Amortization	54,635	12,372
Management fees [Note 12[a]]	60,000	112,500
Office, rent and telephone [Note 12[a]]	111,796	96,777
Professional fees	83,499	95,519
Stock-based compensation	291,302	217,568
Transfer agent and regulatory fees	27,528	27,041
Travel and promotion	332,585	305,036

	1,062,164	995,528
Loss Before Other Income (Expense)	(1,062,164)	(995,528)
Other Income (Expense)
Airborne expense	(14,275)	-
Gain on option of mineral property	36,685	32,750
Gain on sale of marketable securities	-	377,884
Impairment of mineral properties	(426,918)	-
Interest income	64,706	138,297
Penalty on unexpended flow-through funds	(50,081)	(3,842)
	(389,883)	545,089
Net Loss Before Income Taxes	(1,452,047)	(450,439)
Income Taxes
Income tax recovery [Note 13]	940,614	1,344,029
Net Income (Loss) for the Year	(511,433)	893,590
Deficit, Beginning of Year	(3,296,924)	(4,190,514)

Deficit, End of Year	(3,808,357)	(3,296,924)

Net Income (Loss) per share - Basic and Diluted	(0.01)	0.03

Weighted Average Shares Outstanding	37,647,000	31,646,000

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended March 31, 2008 and 2007

(Expressed in Canadian Dollars)

	2008	2007
	$	$
Net Income (Loss) for the Year	(511,433)	893,590
Other Comprehensive loss:
Unrealized loss on available for sale marketable securities	(195,310)	-

Comprehensive income (loss)	(706,743)	893,590

Consolidated Statements of Accumulated Other Comprehensive Loss

For the Years Ended March 31, 2008 and 2007

(Expressed in Canadian Dollars)

	2008	2007
	$	$
Opening Accumulated other Comprehensive loss	-	-
New accounting policy, April 1, 2007 (Note 2)	189,930	-
Unrealized loss on available for sale marketable securities	(195,310)	-

Closing Accumulated other Comprehensive loss	(5,380)	-

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2008 and 2007

(Expressed in Canadian Dollars)

	2008	2007
	$	$
Operating Activities
Net income (loss) for the year	(511,433)	893,590
Items not involving cash:
Amortization	54,635	12,372
Future income tax recovery	(940,614)	(1,344,029)
Gain on sale of marketable securities	-	(377,884)
Gain on option of mineral property	(36,685)	(32,750)
Impairment of mineral properties	426,918	-
Stock-based compensation	291,302	217,568

	715,877	848,707
Changes in non-cash working capital items
Amounts receivable	160,788	(91,488)
Prepaid expenses	398,272	(491,016)
Accounts payable and accrued liabilities	30,937	57,492
Due to (from) related parties	222,973	(384,105)

Net Cash Provided by (Used In) Operating Activities	97,093	(1,540,250)

Investing Activities
Proceeds on sale of short-term investments	2,000,000	-
Purchase of short-term investments	-	(1,950,000)
Proceeds on sale of marketable securities	-	418,804
Purchase of marketable securities	-	(10,000)
Acquisition of property and equipment	(406,825)	(19,206)
Acquisition of and expenditures on mineral properties	(3,613,244)	(2,275,470)
Recovery of mineral property expenditures	618,438	-

Net Cash Used In Investing Activities	(1,401,631)	(3,835,872)

Financing Activities
Proceeds from issuance of shares	3,235,000	5,801,350
Share issuance costs	(168,810)	(194,970)
Subscriptions received	-	177,000

Net Cash Provided by Financing Activities	3,066,190	5,783,380

Increase in Cash and Cash Equivalents	1,761,652	407,258

Cash and Cash Equivalents - Beginning of Year	923,763	516,505

Cash and Cash Equivalents - End of Year	2,685,415	923,763

Cash and Cash Equivalents consists of:
Cash	-	923,763
Cash committed for mineral exploration	2,685,415	-

Non-cash Investing and Financing Activities
Marketable securities received pursuant to a mineral property option agreement	-	43,000
Issuance of shares for finders’ fees	119,600	233,750
Issuance of agent warrants for finders’ fees	11,382	266,685
Issuance of shares pursuant to mineral property option agreements	293,300	285,000

Supplemental Disclosures
Interest paid	-	-
Income tax paid	-	-

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options its mineral property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of amounts reported for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

The company incurred a net loss before income taxes of $1,452,047 during the year ended March 31, 2008 (2007 - $450,439) and had a deficit of $3,808,357 at March 31, 2008 (2007 - $3,296,924) which has been funded primarily by the issuance of equity. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Management is of the opinion that sufficient working capital will be obtained from operations or external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.

Adoption of New Accounting Standards

Effective April 1, 2007, the Company adopted new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 1506, "Accounting Changes", permitting accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles (“GAAP”), or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless impracticable. Any prior period errors identified also require retroactive application. The revised standards did not impact have any material impact on the Company’s financial statements.

Effective April 1, 2007, the Company adopted new CICA Handbook Sections 3855 "Financial Instruments - Recognition and Measurement", CICA 3861 "Financial Instruments - Disclosure and Presentation", CICA 3865 "Hedges", CICA 1530 "Comprehensive Income", CICA 3051 “Investments” and CICA 3251 "Equity". The new Handbook Sections establish standards governing the recognition, measurement, disclosure and presentation of financial instruments, when and how hedge accounting may be applied, the reporting and presentation of comprehensive income, accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The Company does not have any hedging relationships or investments that fall under these standards. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

2.

Adoption of New Accounting Standards (continued)

In accordance with CICA 1530, “Comprehensive Income”, and CICA 3251, “Equity”, these sections provide standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income includes net income plus changes in unrealized gains or losses from changes in the fair market value of available-for sale investments, changes in the fair value of derivatives designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for sale investments.

Under CICA 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities.

All financial instruments, including derivatives, are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant Handbook Section 3840, “Related Party Transactions”. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is impaired or sold at which time the amounts will be recorded in net income; financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for trading are measured at amortized cost, using the effective interest method of amortization. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This Section does not permit the restatement of financial statements of prior periods.

The Company classified its financial instruments as follows:

Cash and cash equivalents	held-for trading
Short-term investments	held-for trading
Marketable securities	available for sale
Amounts receivable	loans and receivables
Due from related parties	loans and receivables
Accounts payable	other financial liabilities
Due to related parties	other financial liabilities

In addition, the Company has elected to account for transaction costs related to the acquisition or issuance of financial instruments as a reduction of the carrying value of the related financial instruments except for those classified as available for sale which are expensed as incurred. The Company did not have any held-to-maturity instruments and outstanding contracts with embedded derivatives at April 1, 2007.

As at March 31, 2008, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and due to/from related parties. The fair values approximate their carrying values due to the short-term maturity of the instruments except for marketable securities which has been recorded at fair value. The Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

2.

Adoption of New Accounting Standards (continued)

Upon the adoption of these new standards the Company classified its marketable securities as available for sale, which are measured at fair value, and recorded a $189,930 increase in their carrying value as at April 1, 2007; representing the aggregate cumulative unrealized gain on the statement of accumulated other comprehensive income. There were no other opening adjustments recorded on the adoptions of these standards.

3.

Significant Accounting Policies

[a]

Basis of presentation

These financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles prepared on a proportionate consolidated basis and include the accounts of the Company and its 50% share of the assets, liabilities, other income and expenses of the joint venture formed on November 15, 2007, on a proportionate consolidated basis in accordance with CICA Handbook Section 3055, “Interests in Joint Ventures”. All inter-company transactions and balances have been eliminated upon consolidation.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to impairment of mineral properties, future income taxes and stock-based compensation.

In assessing the underlying values of resource properties, management considers the exploration and development plans and any future operation of the resource properties. These arrangements may, and likely will, change in the future in response to changes in business conditions, and these changes may impact the Company’s estimates of cash flows. As a result, actual results could differ from current estimates.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

[e]

Marketable securities

Marketable securities are recorded at fair market value with the corresponding unrealized gain or loss recorded in other comprehensive income until sold or considered impaired at which time it is recorded in net income. As at March 31, 2008, the fair market value of the securities held was $81,700 (March 31, 2007 - $277,010).

3.

Significant Accounting Policies (continued)

[f]

Property and equipment

Property and equipment is recorded at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives at the following annual rates:

Automotive

33%

Computer equipment

25%

Field equipment

25%

Office furniture and equipment

20%

Field equipment – Airborne

25%

In the year of acquisition, amortization is recorded at one-half the above rates.

[g]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[h]

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

       [i]

Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognised as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At March 31, 2008 and 2007 the Company did not have any asset retirement obligations.

3.

Significant Accounting Policies (continued)

[j]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[k]

Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax loss carryforwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

[l]

Stock-based compensation

The Company follows the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options granted are recorded at their fair value over the vesting period as a compensation cost with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

[m]

Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share and diluted loss per share excludes all potential common shares if their effect is anti-dilutive, basic and diluted loss are the same.

[n]

Joint Venture Interests

The Company entered into a joint venture agreement on November 15, 2007. The joint venture was established to acquire and govern the use of geophysical survey equipment. The Company has a 50% interest in the joint venture and the consolidated financial statements reflect the Company’s proportionate interest in the joint venture activities.

3.

Significant Accounting Policies (continued)

[o]

Government assistance

Mining exploration tax credits for certain exploration expenditures incurred in BC and Yukon Territory are treated as a reduction of the exploration and development costs of the respective mineral property.

[p]

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

4.

Recent Accounting Pronouncements

In February 2008, the Accounting Standards Board issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for interim and annual periods relating to fiscal years beginning on or after October 1, 2008. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company’s financial statements.

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, “Inventories”. Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, “Financial Instruments - Disclosure” and Section 3863, “Financial Instruments - Presentation” which replace Section 3861, “Financial Instruments - Disclosure and Presentation”. Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after October 1, 2007. The Company is currently assessing the impact of the new disclosure standard and has not yet determined its impact on the Company’s financial statements.

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

5.

Joint Venture

During the year, the Company acquired a 50% interest in geophysical survey equipment to use in the exploration of its mineral properties for $285,500.  The equipment is jointly used by the Company and International KRL Resources Corp. who holds the remaining 50% interest. The two parties entered into a joint venture agreement on November 15, 2007 to govern the use of the equipment. International KRL Resources Corp. is a Canadian public company that has directors in common with Logan Resources Ltd.

The Company’s proportionate share of its interest in and results from the joint venture as at and for the year ended March 31, 2008 is:

$

Assets	286,680
Liabilities	(219,588)

Joint Venture Retained Earnings	(67,092)

$

Amortization	(35,688)
Other income	102,780

Net income	67,092

All intercompany balances and transactions reflected above are eliminated upon proportional consolidation.

6.

Property and Equipment

	Cost $	Accumulated Amortization $	2008 Net Carrying Value $	2007 Net Carrying Value $

Automotive	33,080	5,458	27,622	10,102
Computer equipment	9,599	4,206	5,393	713
Field equipment	38,116	11,824	26,292	17,934
Field equipment – Airborne	285,500	35,688	249,812	-
Office furniture and equipment	12,438	6,775	5,663	8,151
Software	2,769	2,077	692	1,384
Storage facility	75,000	-	75,000	-

	456,502	66,028	390,474	38,284

7.

Mineral Properties

Acquisition costs and exploration expenditures incurred during the year on the properties are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total 2008 $	Total 2007 $

Albert Creek Property [[a] below]
Beginning of year	40,757	146,913	187,670	179,861
Incurred during the year	119,754	2,703	122,457	7,849
METC claim	–	–	–	(40)

End of year	160,511	149,616	310,127	187,670

Antler Creek Property [[b] below]
Beginning of year	28,773	56,821	85,594	62,552
Incurred during the year	–	35,395	35,395	24,483
METC claim	–	(16,269)	(16,269)	(1,441)

End of year	28,773	75,947	104,720	85,594

Carswell Property [[c] below]
Beginning of year	–	–	–	–
Incurred during the year	–	6,500	6,500	10,250
Option payments received	–	–	–	(43,000)
Gain on option payments received	–	–	–	32,750

End of year	–	6,500	6,500	–

Cheyenne Property [[d] below]
Beginning of year	248,855	147,067	395,922	113,135
Incurred during the year	116,000	57,727	173,727	294,962
METC claim	–	–	–	(12,175)

End of year	364,855	204,794	569,649	395,922

Heidi Property [[e] below]
Beginning of year	370,504	699,875	1,070,379	299,504
Incurred during the year	74,125	1,447,547	1,521,672	852,352
METC claim	–	–	–	(81,477)

End of year	444,629	2,147,422	2,592,051	1,070,379

Redford Property [[f] below]
Beginning of year	32,288	262,656	294,944	292,581
Incurred during the year	–	4,150	4,150	2,363

End of year	32,288	266,806	299,094	294,944

Shell Creek Property [[g] below]
Beginning of year	422,081	1,341,493	1,763,574	756,108
Incurred during the year	58,523	1,360,539	1,419,062	1,122,700
METC claim	–	(16,130)	(16,130)	(115,234)

End of year	480,604	2,685,902	3,166,506	1,763,574

7.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total 2008 $	Total 2007 $

May Creek Property [[h] below]
Beginning of year	78,000	10,811	88,811	–
Incurred during the year	2,576	309,064	311,640	89,925
METC claim	–	–	–	(1,114)
Property abandoned	(80,576)	(319,875)	(400,451)	–

End of year	–	–	–	88,811

Turn River Property [[i] below]
Beginning of year	237,485	–	237,485	–
Incurred during the year	144,584	167,285	311,869	237,485
Option payments received	(382,069)	(203,970)	(586,039)	–
Gain on option payments received	–	36,685	36,685	–

End of year	–	–	–	237,485

Englishman Property [[h] below]
Beginning of year	–	–	–	–
Incurred during the year	22,000	4,467	26,467	–
Property abandoned	(22,000)	(4,467)	(26,467)	–

End of year	–	–	–	–

Total	1,511,660	5,536,987	7,048,647	4,124,379

[a]

Albert Creek Property (Liard Mining Division, B.C.)

The Albert Creek property consists of 44 mineral claims in the Liard Mining Division, BC. A total of 33 claims were acquired through staking in the current year and the remaining 11 were held pursuant to an option agreement with two individuals, including the President of the Company, as amended on April 15, 2004, subject to a 2% net smelter royalty “(NSR)”. On April 26, 2007, the Company earned a 100% interest in the property by issuing the final payment of 360,000 shares at a fair value of $0.32 per share pursuant to an option agreement. The Company has the right to acquire 50% of the NSR by paying $1,000,000 to the Optionors by September 30, 2008.

[b]

Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR, held by two individuals, including the son of the President of the Company.

[c]

Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property.

To earn this interest the optionee paid $25,000 cash, issued 200,000 of its shares and incurred $300,000 in exploration expenditures.

The parties are negotiating the terms of a joint venture agreement.

7.

Mineral Properties (continued)

[d]

Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

[i]

$10,000 upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $40,000 paid on or before June 21, 2006 (paid);

[iii]

a further $50,000 paid on or before December 23, 2006 (paid);

[iv]

a further $60,000 paid on or before December 23, 2007 (paid);

[v]

a further $70,000 to be paid on or before December 23, 2008; and

[vi]

a further $70,000 to be paid on or before December 23, 2009.

Share considerations to be made:

[i]

200,000 shares within 5 days of TSX Venture Exchange approval (issued);

[ii]

200,000 shares issued on or before December 23, 2006 (issued);

[iii]

200,000 shares issued on or before December 23, 2007 (issued);

[iv]

200,000 shares on or before December 23, 2008; and

[v]

200,000 shares on or before December 23, 2009.

Exploration expenditures to be incurred:

[i]

$100,000 in 2007 (incurred);

[ii]

$100,000 in 2008 (incurred);

[iii]

$150,000 in 2009; and

[iv]

$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR retained by the optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

[i]

$25,000 on March 1, 2015;

[ii]

$25,000 on March 1, 2016;

[iii]

$25,000 on March 1, 2017; and

[iv]

$25,000 on March 1, 2018.

      [e]   Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 220 mineral claims in the Mayo Mining District, Yukon Territory. A total of 200 claims were acquired through staking of which 166 were acquired in the current year and the remaining 20 were held pursuant to an option agreement dated April 8, 2003, subject to a 2% NSR. During the year, the Company earned a 100% interest in the property by issuing the final payment of $25,000 and 150,000 shares. The Company has the right to purchase 50% of the NSR retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

7.

Mineral Properties (continued)

[f]

Redford Property (Alberni Mining Division, B.C.)

The Company owns a 100% interest in 25 claims (432 units) in the Alberni Mining Division, B.C.

[g]

Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 656 mineral claims in the Dawson Mining District, Yukon Territory. A total of 586 claims were acquired through staking of which 28 were acquired in the current year and the remaining 70 were held pursuant to an option agreement dated January 1, 2003, subject to a 2% NSR. During the year, the Company earned a 100% interest in the property by issuing the final payment of 200,000 shares and incurring exploration expenditures in aggregate of $1,550,000. The Company has the right to purchase 50% of the NSR retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

[h]

May Creek Property (Mayo Mining District, Yukon Territory)

During the year, the Company terminated its Option Agreement dated August 1, 2006. Accordingly all related expenditures have been written off as at March 31, 2008.

[i]

Turn River Property, (Cassiar Plateau, Yukon Territory)

The Turn River property is jointly owned by the Company and International KRL Resources Corp., related by common directors. The property was acquired in February 2007 through staking and consists of 3,527 claims, covering 74,287 hectares in the Cassiar Plateau, Yukon Territory which includes twelve distinct project areas. Of the total claims, 1,307 were staked in the current year.

Pursuant to an option agreement dated April 2, 2007, the Company granted an option to a non-related company to earn a 50% interest in the Turn River property. The Company issued 58,000 shares with a fair value of $11,600 as finders fees to a third party for finding the optionee. The Company received $586,039 in recovery of it’s costs from the optionee for a 50% interest in the Turn River Property. Upon the optionee earning its 50% interest, a joint venture agreement will be entered into.

To earn 50% interest the optionee must pay $7,500,000 in staged exploration expenditures as follows:

[i]

$1,000,000 by April 30, 2008;

[ii]

$2,250,000 in aggregate by April 30, 2009;

[iii]

$3,750,000 in aggregate by April 30, 2010;

[iv]

$5,750,000 in aggregate by April 30, 2011; and

[v]

$7,500,000 in aggregate by April 30, 2012.

Subsequent to year-end, the option agreement was terminated [note 16].

[j]

Englishman Property, (Watson Lake, Yukon Territory)

During the year, the Company terminated its Option Agreement executed March 27, 2007. Accordingly all related expenditures have been written off as at March 31, 2008.

7.

Mineral Properties (continued)

The following table represents exploration expenditures incurred during 2008:

	Albert Creek $	Antler Creek $	Carswell $	Cheyenne Gold $	Heidi $	Redford $	Shell Creek $	May Creek $	Turn River $	English man $	Total $

Accommodation and meals	–	11	–	–	49,498	453	54,549	9,298	–	–	113,809
Assays	203	–	–	–	34,377	–	50,627	1,753	–	–	86,960
Camp supplies	–	–	–	–	14,728	–	15,995	2,463	–	–	33,186
Diamond drilling	–	–	–	–	425,323	–	418,515	94,228	–	–	938,066
Equipment rental	–	–	–	–	15,708	–	5,968	–	–	–	21,676
Filing and recording	–	14,081	–	–	–	–	6,849	–	–	–	20,930
Fuel	–	–	–	–	208,495	227	52,401	38,217	–	–	299,340
Geologist fees and costs	–	–	–	20,164	91,541	–	218,596	10,125	–	–	340,426
Geophysical	–	1,950	–	27,128	125,220	–	82,204	–	167,035	1,317	404,854
Helicopter	–	–	–	–	279,904	–	247,067	144,131	–	–	671,102
Licenses and permits	–	–	–	–	5,412	–	7,909	1,790	–	400	15,511
Mapping	–	–	–	1,356	3,532	1,090	2,496	–	–	–	8,474
Miscellaneous	–	96	–	2,825	19,697	–	28,844	494	–	–	51,956
Mobilization	–	13,360	–	–	–	–	-	–	–	–	13,360
Supervision [Note 9[a]]	2,500	4,000	6,500	5,750	13,250	2,250	16,000	4,500	250	2,750	57,750
Travel	–	32	–	504	46,192	130	36,211	1,257	–	–	84,326
Support wages	–	1,865	–	–	114,670	–	116,308	808	–	–	233,651

	2,703	35,395	6,500	57,727	1,447,547	4,150	1,360,539	309,064	167,285	4,467	3,395,377

The following table represents exploration expenditures incurred during 2007:

	Albert Creek $	Antler Creek $	Carswell $	Cheyenne Gold $	Heidi $	Redford $	Shell Creek $	May Creek $	Turn River $	Total $

Accommodation and meals	409	–	–	3,629	86,844	–	100,974	–	–	191,856
Assays	–	–	–	913	5,657	363	45,875	–	–	52,808
Camp supplies	–	–	–	2,580	14,557	–	28,386	–	–	45,523
Diamond drilling	–	–	–	–	59,410	–	159,511	–	–	218,921
Equipment rental	–	–	–	3,000	–	–	4,919	–	–	7,919
Filing and recording	–	13,440	–	–	–	–	11,286	–	–	24,726
Fuel	700	–	–	22,931	67,357	–	67,533	564	–	159,085
Geologist fees and costs	–	–	–	49,015	97,140	–	147,373	2,746	–	296,274
Geophysical	–	10,293	–	9,338	–	–	13,610	475	–	33,716
Helicopter	990	–	–	28,332	320,888	–	322,274	4,875	–	677,359
Licenses and permits	–	–	–	500	–	–	500	–	–	1,000
Mapping	–	–	1,250	754	298	–	2,036	515	–	4,853
Miscellaneous	–	–	–	1,429	5,884	–	13,654	–	–	20,967
Supervision [Note 9[a]]	5,750	750	9,000	9,562	12,750	2,000	17,713	2,750	–	60,275
Surveys	–	–	–	–	110	–	26,511	–	–	26,621
Travel	–	–	–	5,149	10,727	–	11,122	–	–	26,998
Support wages	–	–	–	30	29,677	–	32,373	–	–	62,080

	7,849	24,483	10,250	137,162	711,299	2,363	1,005,650	11,925	–	1,910,981

8.

Share Capital

Authorized: 100,000,000 common shares without par value.

	Number of shares	Value $

Issued as at March 31, 2006	21,581,863	6,370,101

Issued during fiscal 2007 for:
Cash
Flow-through brokered private placement	6,250,000	3,437,500
Non-flow-through brokered private placement	1,250,000	625,000
Non-flow-through private placement	1,000,000	500,000
Flow-through private placement	1,270,000	508,000
Stock options exercised	225,000	90,000
Warrants exercised	1,706,000	640,850
Mineral property option payments	800,000	285,000
Finders’ fees	467,500	233,750
Agent warrants	–	(266,685)
Share issuance costs	–	(428,721)
Fair value of stock options exercised transferred from contributed surplus	–	54,416
Flow-through shares renunciation	–	(1,344,029)

Issued as at March 31, 2007	34,550,363	10,705,182

Issued during fiscal 2008 for:

Cash
Flow-through private placement	7,500,000	3,000,000
Non-flow-through private placement	671,428	235,000
Mineral property option payments	1,018,000	293,300
Finders’ fees	299,000	119,600
Agent units	–	(130,982)
Share issuance costs	–	(168,810)
Flow-through shares renunciation	–	(1,001,589)

Issued as at March 31, 2008	44,038,791	13,051,701

For the year ended March 31, 2008:

[a]

On December 14, 2007 the Company issued 7,500,000 flow-through units through a non-brokered private placement at a price of $0.40 per unit for total proceeds of $3,000,000. Each flow-through unit consists of one flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.50 per share for eighteen months.

On December 14, 2007 the Company also issued 671,428 non-flow-through units through a non-brokered private placement at a price of $0.35 per unit for total proceeds of $235,000. Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through share purchase warrant with one share purchase warrant exercisable at a price of $0.45 per share for eighteen months.

8.

Share Capital (continued)

In connection with the private placement, the Company paid $299,792 in finders’ fees, consisting of $168,810 in cash and 299,000 non-flow-through finder’s units issued with a fair value of $130,982 and recorded as share issuance costs.  Each finder’s unit consists of one non-flow through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.50 per share for eighteen months. The fair value of the share portion of the finder’s units is $119,600 recorded as finders’ fees and $11,382 for the warrant portion calculated under the Black-Scholes model.

[b]

Pursuant to the mineral property option agreements, the Company issued 1,018,000 shares at fair value ranging from $0.20 to $0.34 per share for a total fair value of $293,300. Included in the total is 58,000 shares valued at $11,600 issued as finders fees for securing the optionee of the Turn River property.

[c]

A total of 7,500,000 shares were issued on a flow-through basis whereby the Company is committed to spend $2,992,500 of Canadian exploration expenditures (“CEE”) and has renounced this amount to the shareholders. Of this amount, the Company spent $77,765 as of March 31, 2008 and intends to spend the remaining $2,914,735 of CEE over the following year.

For the year ended March 31, 2007:

[d]

On April 25, 2006 the Company issued 6,250,000 flow-through units through a brokered private placement at a price of $0.55 per unit. Each flow-through unit consists of one flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

On April 25, 2006, the Company also issued 1,250,000 non-flow-through-units through a brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

In connection with the private placement, the Company paid $102,500 in finders’ fees, issued 445,000 non-flow through finder’s units with the same terms and conditions as the financing and 750,000 finder’s warrants. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.70 per share for up to eighteen months. The fair value of the share portion of the finder’s units are $222,500 recorded as finders’ fees and $60,942 for the warrant portion calculated under the Black-Scholes model, recorded as a share issuance cost. The fair value of the finder’s warrants under the Black-Scholes model was $195,423, recorded as a share issuance cost.

[e]

On May 1, 2006 the Company issued 1,000,000 non-flow-through-units through a non-brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months. In connection with the private placement, the Company paid $6,000 and issued 22,500 non-flow-through common shares at a fair value of $0.50 per share as finders’ fees.

[f]

On December 22, 2006 the Company issued 1,270,000 flow-through units through a private placement at a price of $0.40 per unit. Each flow-through unit consists of one share and one quarter non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.60 per share for a period of twelve months. In connection with the private placement, the Company paid $30,480 in finders’ fees and issued 125,000 finder’s warrants with the same terms and conditions as the financing. The fair value of the finder’s warrants under the Black-Scholes model was $10,320, recorded as a share issuance cost.

8.

Share Capital (continued)

[g]

A total of 225,000 options were exercised at $0.40 per share for proceeds of $90,000. The fair value when granted of $54,416 was transferred to share capital from contributed surplus to reflect the exercise of these options.

[h]

A total of 1,706,000 warrants were exercised at prices ranging from $0.35 to $0.40 per share for proceeds of $640,850.

[i]

Pursuant to the mineral property option agreements, the Company issued 800,000 shares at fair value ranging from $0.30 to $0.38 per share for a total fair value of $285,000.

[j]

A total of 7,520,000 shares were issued on a flow-through basis whereby the Company is committed to spend $3,939,123 of Canadian exploration expenditures (“CEE”) over two years and has renounced this amount to the shareholders.

9.

Stock Options

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of five years from the grant date. The number of options, that may be issued under the plan, is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting restrictions, such that one-quarter of the options vest three months from the grant date and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date. Vesting restrictions may also be applied to certain other options grants, at the discretion of the directors.

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2006	1,750,000	0.42
Granted	1,725,000	0.49
Exercised	(225,000)	0.40
Cancelled/expired	(225,000)	0.32

Outstanding, March 31, 2007	3,025,000	0.47
Granted	2,425,000	0.34
Cancelled/expired	(2,150,000)	0.43

Outstanding, March 31, 2008	3,300,000	0.40

9.

Stock Options (continued)

At March 31, 2008, the following share purchase options were outstanding:

Number of Options	Exercise Price $	Expiry Date

100,000	0.50	May 26, 2008
525,000	0.70	May 26, 2008
650,000	0.37	March 23, 2009
825,000	0.45	September 28, 2009
100,000	0.20	March 1, 2010
1,100,000	0.25	March 3, 2010

3,300,000

Additional information regarding options outstanding and exercisable as at March 31, 2008 is as follows:

Options outstanding				Options exercisable
Exercise Price $	Outstanding #	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Exercisable #	Weighted Average Exercise Price $

0.20-0.25	1,200,000	1.92	0.25	900,000	0.25
0.37-0.50	1,575,000	1.20	0.42	1,575,000	0.42
0.70	525,000	0.02	0.70	525,000	0.70

	3,300,000	1.29	0.40	3,000,000	0.42

The weighted average grant date fair value of options granted during the year was $0.14 (2007 – $0.17) per option.

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2008	2007

Risk free interest rate	3.36%	4.07%
Expected life (in years)	2	2
Expected volatility	92.97%	92.86%

Total compensation expense recognized for stock options granted during the year was $317,697 (2007 - $299,467). Stock-based compensation of $26,395 (2007 - $81,899) was capitalized to mineral properties for options granted and $291,302 (2007 - $217,568) was expensed to operations for options granted to directors, officers and consultants of the Company.

10.

Share Purchase Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance March 31, 2006	4,498,365	0.37
Issued with private placements	4,567,500	0.69
Agent’s warrants	1,097,500	0.69
Exercised	(1,706,000)	0.37
Expired	(2,792,365)	0.37

Balance March 31, 2007	5,665,000	0.69
Issued with private placements	4,421,428	0.49
Agent’s warrants	149,500	0.50
Expired	(1,415,000)	0.67

Balance, March 31, 2008	8,820,928	0.59

At March 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

3,750,000	0.70	April 24, 2008
500,000	0.70	April 30, 2008
125,000	0.50	June 14, 2009
671,428	0.45	June 19, 2009
3,774,500	0.50	June 19, 2009

8,820,928

The Company recognized a share issuance cost for the fair value of agents’ warrants issued as finder’s fees in connection with private placements. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate fair values of warrants issued assuming no expected dividends and the following weighted average assumptions:

	2008	2007
Risk-free interest rate	3.92%	4.11%
Expected life of warrants (in years)	1.5	1.4
Expected volatility	93.93%	94.98%

The weighted average fair value of the agent warrants issued during the year was $0.07 (2007 - $0.24).

11.

Contributed Surplus

The following table summarizes the continuity of the Company’s contributed surplus:

Amount $

Balance, March 31, 2006	296,818

Fair value of stock options granted	299,467
Fair value of agents warrants	266,686
Fair value of stock options exercised transferred to share capital	(54,416)

Balance, March 31, 2007	808,555

Fair value of stock options granted	317,697
Fair value of agents warrants	11,382

Balance, March 31, 2008	1,137,634

12.

Related Party Transactions

[a]   Transactions during the period:

	Year Ended March 31,
	2008	2007
	$	$

Management fees paid to a director and a company controlled by the director	60,000	112,500
Property supervision fees paid to a company controlled by a director	60,000	63,025
Finders fee paid to a relative of the President charged to mineral interests (Note 7[i])	11,600	-
Rent paid to a company with common officers and directors	24,802	29,909

	156,402	205,434

	Year Ended March 31,
	2008	2007
	$	$

The Company incurred certain charges from a company controlled by the President. These charges have been recorded as exploration expenses and general and administration expenses as follows:

Amounts charged to mineral interests	664,856	233,784
Amounts charged to general and administration expenses	83,705	64,377

	748,561	298,161

These fees were recorded at their exchange amount, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities.

12.

Related Party Transactions (continued)

[b]   Balances:

	Year Ended March 31,
	2008	2007
	$	$

Due to related parties:

Due to the President of the Company, non-interest bearing, unsecured and due on demand	-	52,500

Due to a company with common officers and directors which represents accumulated costs for shared office expenses, administration wages, rent and equipment rental [see below]. This amount is non-interest bearing, unsecured and due on demand.	58,264	754

Due to related parties	58,264	53,254

A newly formed joint venture, owned 50% by Logan and 50% by International KRL Resources Corp. was formed for use of geophysical equipment by the Company and International KRL Resources Corp. on their exploration projects. This new joint venture charges for the use of the equipment at market rates.

	Year Ended March 31,
	2008	2007
	$	$

Due from related parties:

Amounts due from a company controlled by a director for charges relating to:

Mineral expenditures and general and administration costs	85,376	153,306

Purchase of equipment, non-interest bearing, unsecured and due on demand.	-	150,033

Due from related parties	85,376	303,339

The above amounts are non-interest bearing, unsecured and payable on demand.

[c]   See Note 7[a] for mineral property option agreements with related parties.

13.

Income Taxes

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2008	2007

Canadian statutory income tax rate	33.47%	34.12%

	$	$

Income tax recovery at statutory rate	498,204	153,690

Effect of income taxes of:
Accounting gains	-	140,108
Share issuance costs	96,514	36,595
Prescribed resource loss	-	(16,950)
Taxable capital gains	-	(64,467)
Stock-based compensation	(106,317)	(74,234)
Flow-through shares renounced	61,174	1,344,029
Non-deductible permanent differences	(28,392)	-
Expiry of non-capital losses	(14,656)	-
Change in enacted rates	80,368	-
Decrease (increase) in valuation allowance	353,719	(174,742)

Income tax recoverable	940,614	1,344,029

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

	2008	2007
	$	$

Non-capital loss carry-forwards	566,759	473,000
Mineral properties	(901,362)	(377,000)
Property and equipment	18,945	6,000
Investment tax credit	121,487	56,000
Share issuance costs	133,895	134,000
Unrealized capital loss	(699)	-

Total gross future income tax assets (liabilities)	(60,975)	292,000
Valuation allowance	-	(292,000)

Net future income tax asset (liability)	(60,975)	-

13.

Income Taxes (continued)

The Company has approximately $2,180,000 (2007 - $1,387,000) of losses for tax purposes which may be used to reduce income taxes of future years and will expire as follows:

$

2009	67,000
2010	81,000
2014	92,000
2015	278,000
2026	342,000
2027	484,000
2028	836,000

2,180,000

At March 31, 2008, the Company had cumulative Canadian Exploration Expenses of $1,077,000 which are deductible at a rate of 100% each year against future years’ resource property income and have no expiry date.

At March 31, 2008, the Company had cumulative Canadian Development Expenses of $2,186,000 which are deductible at a rate of 30% each year against future years’ resource property income and have no expiry date.

At March 31, 2008, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ resource property income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14.

Segment Information

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada: British Columbia, Saskatchewan and the Yukon Territory.

15.

Commitments

[a]

The Company is committed to a consulting contract as of March 01, 2008. The contract requires payments of $3,000 per month for twelve months and can be terminated on one months notice.

[b]

The Company is committed to aggregate premises lease payments of $83,610, consisting of 5,083 for the fiscal years 2009 through 2011 and $8,361 for 2012.

16.

Subsequent Events

On May 26, 2008, the agreement to option a 50% interest in the Turn River property was terminated. Refer to Note 7[i].

Logan Resources Ltd.

Management Discussion and Analysis

For the Year Ended March 31, 2008

INTRODUCTION

The following management discussion and analysis (MD&A) of the financial position of Logan Resources Ltd. (“Company”) and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended March 31, 2008. The audited annual consolidated financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements. This MD&A includes material occurring up to and including July 15, 2008.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. was incorporated in the Province of British Columbia. The Company is engaged in the acquisition, exploration and development of mineral properties in British Columbia, Saskatchewan, and the Yukon Territory. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol LGR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings.  Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At March 31, 2008, the Company had working capital of $2,992,452.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The audited annual consolidated financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the year, the Company raised $3,235,000 from private placements. In December 2007, Logan raised $3,000,000 by issuing 7,500,000 flow through units at $0.40 per unit and $235,000 by issuing 671,428 non flow through units at $0.35 per unit.

Pursuant to Logan’s mineral property option agreements, the Company issued 1,018,000 shares at fair value ranging from $0.20 to $0.34 per share for a total fair value of $293,300.

The Company spent a total of $3,613,244 on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $1,062,164 which includes non-cash stock-based compensation totaling $291,302. There was a net increase in cash of $1,761,652 for the year.

SELECTED ANNUAL INFORMATION

	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
Net income (loss)	(511,433)	893,590	(179,610)	(571,209)
Net income (loss) per share (basic and diluted)	(0.01)	0.03	(0.01)	(0.03)
Total assets	10,629,513	8,373,806	2,479,672	1,611,132

As the Company has no revenues, increased exploration activity and operations causes an increase in losses. Other losses can be caused by write-downs or write-offs of carrying value of impaired mineral assets.

RESULTS OF OPERATIONS

Net loss in the current year was $511,433 compared to a net income of $893,590 for the prior year (which was due to the future income tax recovery and gain on sale of marketable securities), reflecting a net overall increase in loss of $1,405,023.  Significant line item changes were as follows:

•

Provision for future income tax recoveries of $940,614 was made.

•

Stock-based compensation increased by $73,734 mainly due to 500,000 more options granted in the current year than in the prior year.

•

Impairment of mineral properties of $426,918 due to abandonment of May Creek and Englishman properties

SUMMARY OF QUARTERLY RESULTS

(Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars)

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Net income (loss) before tax	(199,479)	(302,944)	(768,756)	(180,868)	71,512	(91,279)	(231,111)	(199,561)
Net income (loss) per share (Basic and Diluted)	(0.005)	(0.008)	(0.022)	(0.005)	0.002	(0.003)	(0.007)	(0.007)

LIQUIDITY

At March 31, 2008, the Company had working capital of $2,992,452 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placement financings, to meet these commitments or may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Heidi, Shell Creek, Albert Creek, and Cheyenne properties are held under option agreements. During the fiscal year Logan terminated the property option agreements to earn 100% interest in the May Creek property and in the Englishman property. Logan now has met all the terms of the Heidi and Shell Creek option agreements and has no further payment requirements, beyond the exploration work required to keep the properties in good standing. The Company now owns 100% interest in these properties subject to outstanding NSRs.

Logan also has no further payment requirements for the Albert Creek property, beyond the exploration required for standard assessment to keep the claims in good standing. During the fiscal year Logan increased the 75% interest it holds in the Albert Creek property to 100% interest by issuing 360,000 common shares to the vendors (refer notes to financial statements for details).

Under the Cheyenne property agreement the Company must make cash payments and incur exploration expenditures totaling to approximately $220,000 and issue 200,000 shares by December 23, 2008. Details of these requirements are listed in the notes to the audited annual consolidated financial statements.

OUTSTANDING SHARE CAPITAL

At June 27, 2008, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	44,038,791	N/A	N/A
Share purchase warrants	4,570,928	$0.45-$0.50	14-19 June 2009
Share purchase options	2,675,000	$0.20-$0.45	23 March 2009 to 3 March 2010
Fully diluted share Capital	51,284,719	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 9 and comments included in the March 31, 2008 audited annual consolidated financial statements. Additional details are as follows:

Logan Resources Ltd. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for management and consulting services in relation to the evaluation, acquisition, maintenance, and exploration of Logan’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions (management fees).

International KRL Resources Corp. is a resource exploration company that has 4 common directors with Logan, including the President of both companies, Seamus Young. Amounts owed by Logan represent amounts billed under a cost sharing arrangement with the International KRL Resources Corp. for office space and administrative services.

FOURTH QUARTER COMPARISON

For the three months ended March 31, 2008 the general and administration expenses totaled $119,833 compared to $211,238 in Q4-2007 resulting in a decrease of $91,405. The majority of the decrease was a result of lower stock based compensation and management fees.

Non cash stock based compensation was $51,246 in Q4-2008 (Q4-2007: $71,553). The $20,307 decrease is attributed to a lower share price.

Management fees were $15,000 in Q4-2008 (Q4-2007: $67,500). The $52,500 decrease is attributed to a bonus paid to the President in the prior year.

EXPLORATION EXPENDITURES

The Company spent a total of $3,362,978 net of tax credits recoverable of $32,399, on exploration in the current period. The focus of the work in the current period was on the Company’s Heidi, Shell Creek, and May Creek properties in the Yukon where expenditures totaled $3,101,020 net of tax credits of $16,130 recoverable.  A total of $261,958, net of tax credits of $16,269, recoverable, was spent on the Company’s remaining mineral interests. Full details on exploration expenditures are disclosed in Note 7 accompanying the audited annual consolidated financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

ALBERT CREEK (British Columbia)

The Albert Creek property is located in the Liard Mining Division, in northern BC about 60 km west/southwest of Watson Lake, Yukon. The regional geology is favorable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto Zn-Pb-Ag.

During the fiscal year ending March 31, 2008, Logan earned the remaining 25% interest in the Albert Creek property. To exercise this final stage of the property option agreement, the Company issued a further 360,000 shares to the Optioners. Logan now has 100% interest in the eleven mineral claims (159 units) acquired pursuant to a property option agreement and subject to a 2% net smelter royalty (NSR). The Company has the right to acquire 50% of the NSR by paying $1,000,000. Logan acquired an additional 33 claims by staking during the fiscal year, and the Albert Creek now consists of 44 mineral claims covering approximately 15,880 hectares.

Logan is seeking a joint venture partnership for the Albert Creek property.

ANTLER CREEK (British Columbia)

The Antler Creek project is located in the historic Barkerville-Wells placer/lode camp in north central BC. The project consists of 49 claims over 1,600 hectares along strike from International Wayside’s Bonanza Gold Ledge zone. Three creeks which transect the property have produced placer gold. Logan has a 100% interest in the Antler Creek property.

During the fiscal year, the Company completed a Max Min electromagnetic (EM) survey over the Antler Creek gold project.  The survey identified a number of conductors which Logan intends to test with a diamond drill program when funds are available. The survey also recorded several secondary responses on the transverses. The survey was completed by EarthWorks Geophysical Consultants, of White Rock, BC.

Logan is seeking a joint venture partnership for the Antler Creek property.

CHEYENNE (Yukon)

The Cheyenne gold project is 65 km east of Dawson City, 1.5 km east of the Dempster Highway, and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory. In December 2005 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Cheyenne gold project. For details on the option agreement refer to Note 7 to consolidated financial statements. Logan staked 152 more claims around the initial property optioned from Ryan and the Cheyenne gold project now consists of 364 mineral claims covering 7,430 hectares.

Cheyenne Property’s Airborne Radiometric and Magnetic Surveys

During the fiscal year ended March 31, 2008, Logan conducted radiometric and magnetic surveys over the Cheyenne property. The surveys were conducted using a new radiometric and magnetic system purchased from Pico Envirotec of Downsview, Ontario. The surveys were flown under the supervision of Ron Sheldrake, Geophysicist, at 100m flight line intervals and tie lines at 800m intervals totaling 1,026km of survey lines and 131km of tie lines.

The surveys identified a large oval magnetic feature plunging to the west on the Cheyenne property. The core of this feature is a magnetic depletion zone and may provide suitable exploration targets. The surveys also identified a number of geophysical occurrences where peripheral magnetic responses indicate subsidiary intrusive/ phase activity. Small magnetic lineaments suggest geo-fluid flow into the peripheral rocks and indicate activity.

Cheyenne Property’s Mobile Metal Ion Sampling Program

Subsequent to March 31, 2008, Logan started a mobile metal ions (MMI) geochemical sampling program over the Cheyenne property. The program is in progress and the Company is sending its samples to SGS Canada Inc., Mineral Services, Ontario, for analysis.

REDFORD (British Columbia)

The Redford Property is located 22km northeast of Ucluelet on Vancouver Island. The property is comprised of 25 claims covering 10,800 acres. The Company completed six diamond drill holes in 2004 on a principal target. Additional drilling is recommended on this property to test for gold, silver, PGE, copper, and cobalt. Four types of mineralizations are found on the property; gold in quartz veins, copper-cobalt hosted in skarn deposits, copper-platinum-palladium hosted in Karmutsen volcanics, goldhosted epithermal quartz veins associated with shear zones.

Brynnor Iron (Magnetite) Deposit

The Redford property hosts the Brynnor iron (magnetite) deposit, located 15 km east of Ucluelet on the Pacific west coast of Vancouver Island, BC.  It is situated 12 km (7.5 miles) from tidewater which can be accessed directly via an existing, well maintained 2-lane road.

Two distinct ore bodies have been identified to date on the property.  The smaller, near surface ore body was open pit mined by Noranda Exploration Ltd. from 1962 to 1967.  During that period a total of 3.0 million tonnes of iron concentrate containing an average of 63.8% iron was recovered from 4.48 million tonnes of ore mined.  The second ore body, located east of the old pit, was outlined by diamond drilling and underground development.  No reserves for the east ore body have been documented in public records; however they likely contain a grade comparable to the deposit mined at the open pit (BC Ministry of Energy, Mines & Petroleum Resources; Minfile Report 092F 001). Subsequent to March 31, 2008, Logan began assessing the economic potential of this resource.

Reconnaissance Soil Survey Over The Redford Property

Subsequent to March 31, 2008, the Company began conducting a reconnaissance soil survey over the entire Redford property.  The current program will also include prospecting and sampling of some of the historic showings on the property.  These include the Fact showing, where a grab sample returned values of 14.26 g/t gold, 13.7 g/t silver, 1.6% copper, and 35.3% iron (BC Ministry of Energy, Mines & Petroleum Resources - Assessment Report #14704).

Logan is seeking a joint venture partnership for the Redford property.

SHELL CREEK (Yukon)

The Shell Creek property is located 75 kilometres northwest of Dawson City, in the Dawson Mining District, in west-central Yukon Territory. In January 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Shell Creek Project. For details on the option agreement refer to Note 7 to consolidated financial statements. The property comprises 656 mineral claims covering 11,000 hectares. Logan has fulfilled all the terms of the Shell Creek option agreement and now has 100% interest in the property subject to NSRs.

The property lies adjacent to the Tintina Fault; a major structure associated with several high-grade mineral deposits. Shell Creek lies on the margin of a 600 km2 magnetic anomaly, along which IOCG type mineral potential is recognized. Shell Creek hosts an 18 km2 copper soil geochemical anomaly along the margin of the largest gravity anomaly in the Yukon.

During the fiscal year ended March 31, 2008, Logan’s exploration program involved a magnetic and radiometric survey, diamond drilling, mapping, prospecting, additional soil sampling and securing access to the Yukon River.

Shell Creek Property’s Airborne Radiometric and Magnetic Surveys

During the fiscal year ended March 31, 2008, Logan conducted radiometric and magnetic surveys over the Shell Creek property. The surveys were conducted using a new radiometric and magnetic system purchased from Pico Envirotec of Downsview, Ontario. The surveys were flown under the supervision of Ron Sheldrake, Geophysicist, at 100m survey line intervals and 800m tie line intervals totaling 1,560km of survey lines and 193km of tie lines.

Five new radiometric anomalies were identified by the magnetic and radiometric survey. Several of the radiometric anomalies have associated magnetic signatures, representing sulphide mineralization. The magnetic survey identified a large magnetic anomaly in the northern portion of the property which was interpreted as an intrusive. These geophysical anomalies represent new exploration targets.

Diamond Drilling on Shell Creek Property

During the fiscal year, Logan diamond drilled 10 holes totaling 1,535m on the Shell Creek property. The drill program was hampered by blocky ground conditions, lack of definitive exposure, and complex structure (an anticlinorium has been interpreted with recumbent folding evident and the faulting is prolific due to its proximity to the Tintina Fault). The program targeted the basaltic volcanic package, sedimentary/volcanic contact and the contact between the sedimentary package and the banded iron formation.

Significant results were intersected in Hole SCK 07-6 which targeted the contact between the sedimentary package and the banded iron formation. Surface grab samples collected over a 250 m wide by 350 m long area returned an average of 0.3% Cu from 4 samples, and the hole intersected 0.17% Cu over 0.2 m from 18.5 m to 18.7 m in chalcocite mineralized chloritic phyllite, possibly intersecting a distal expression of the copper bearing horizon. A surface grab sample approximately 800 m upslope near the sedimentary/volcanic returned 0.94% Cu (sample 33398).

Mapping and Prospecting Program

Copper mineralization on the Shell Creek property is dominantly hosted by a chloritic phyllite, approximately 100-300m stratigraphically below a banded iron formation traced over 17 km. The sequence was interpreted as a redbed copper horizon (with the banded iron formation representing the oxide horizon) initiating the precipitation of copper. Previously reported samples taken from this area of the property assayed between 1% and 2% Cu, which is consistent with the copper grades of such redbed copper systems.

This exploration program also revealed a 750 m long hydrothermal vein breccia gold target near a high arsenic anomaly. This property’s new gold target will be evaluated by future exploration programs.

HEIDI (Yukon)

The Heidi Property is located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway. In April 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Heidi Project. For details on the option agreement refer to Note 7 of financial statements. During the fiscal year end, Logan staked 166 claims, bringing the total claims to 220 covering approximately 4,074 hectares.

Logan has fulfilled all the terms of the Heidi option agreement and now has 100% interest in the property subject to NSRs.

Diamond Drilling Program

This year Logan drilled 19 diamond drill holes (2,686m) on the Heidi property. The diamond drill program tested priority targets over extensive coincident induced polarization, magnetic and gold geochemical anomalies. Fourteen holes intersected narrow zones of gold mineralization within the northern portion of the buried intrusion associated with stratabound silica alteration zones within the sedimentary country rocks above the intrusion. Gold assay results from the nine more significant drill intersections within these mineralized alteration horizons, are listed below.

Gold assay results from nine of the more significant 2007 drill intersections:

HOLE NO.	FROM (M)	TO (M)	WIDTH (M)	Au g/t
HDI-07-06	81	83	2	1.02
and	85	86	1	0.99
HDI-07-07	119	122	3	1.51
HDI-07-09	68	69	1	0.95
HDI-07-10	169.47	170.38	0.91	1.10
HDI-07-11	56.4	57.3	0.9	1.24
and	195	197	2	0.60
and	243	244	1	1.40
HDI-07-13	142	143	1	1.09
HDI-07-14	38	42	4	0.68
HDI-07-16	104	105	1	1.23
and	167	168	1	1.39
HDI-07-17	90	92	2	0.67

Heidi Property’s Airborne Radiometric and Magnetic Surveys

During the fiscal year ended March 31, 2008, Logan conducted radiometric and magnetic surveys over the Heidi property. The surveys were conducted using a new radiometric and magnetic system purchased from Pico Envirotec of Downsview, Ontario. The surveys were flown under the supervision of Ron Sheldrake, Geophysicist, at 100m survey line intervals and tie lines at 800m intervals totaling 816km of survey lines and 104km of tie lines.

The magnetic and radiometric surveys outlined a buried intrusion 6 km in diameter. The intrusion appears to belong to the Cretaceous aged Tombstone Suite as evidenced by the composition of the high level dykes and/or sills that have been mapped on surface. The northern and southern portions of the intrusion lie approximately 150 m below surface, generally just beyond the depth of the end of holes. Across the northern portion of the buried intrusion a variable higher grade magnetic signature extends across a 1.5 km zone and appears to reflect sulphide feeder zones associated with an underlying offshoot of the intrusion or dykes. The next phase of the drill program will test deeper targets identified by the geophysical surveys.

CARSWELL DOME (Saskatchewan)

In 2005, the Company staked 2 claims on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering an area of 7,552 hectares (18,661 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, the Company granted ESO Uranium Corp. (ESO) the option to earn 50% interest in uranium mineral claims. Refer to Note 7 of the consolidated financial statements for details on this option agreement.

As of year end, Logan was negotiating terms of a joint venture with ESO.

MAY CREEK (Yukon)

On December 6, 2006, Logan acquired the May Creek silver project located in the Mayo Mining District in the Yukon Territory, 45 km west-northwest of the community of Mayo. The Company entered into an option agreement with Shawn Ryan of Dawson City, whereby Logan was granted an option to acquire a 100% interest in a mineral property consisting of 84 mineral claims of the May Creek project. For details on the option agreement refer to Note 7 to the consolidated financial statements.

Reverse Circulation Drill Program on the May Creek Property
During the fiscal year Logan conducted a reverse circulation drill program on the May Creek project to test several mineralized zones. Drilling difficulties allowed the completion of 4 (four) reverse circulation drill holes totaling 207m. Samples were logged, riffle-split, and sent in to the assay laboratory for analysis. No significant assay results were received and Logan terminated the option agreement on the May Creek property.

TURN RIVER (Yukon)

Last year, Logan and International KRL Resources Corp. jointly acquired the Turn River Project by staking. The property is located in the Cassiar Plateau, approximately 95 km northeast of Whitehorse in the Yukon Territory and has potential for uranium. The Turn River property consists of 3,377 claims in twelve non-contiguous blocks, covering an area of 706 km2 (174,432 acres). Each company has a 50% interest in the property.

The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region and values from the Turn River property are as high as 291ppm. This is significantly higher than the 95th percentile (13.6ppm) for uranium silt geochemical samples in the region. During the fiscal year both Logan and International KRL Resources Corp. conducted airborne geophysical surveys over the property.

Subsequent to March 31, 2008, the option agreement for the Turn River property was terminated.

Turn River Property’s Airborne Radiometric and Magnetic Surveys

During the fiscal year ended March 31, 2008, Logan and International KRL Resources Corp. conducted radiometric and magnetic surveys over the Turn River property. The surveys were conducted using a new radiometric and magnetic system purchased from Pico Envirotec of Downsview, Ontario. The surveys were flown under the supervision of Ron Sheldrake, Geophysicist, at 100m survey line intervals (totaling 2,734km survey lines) and tie lines at 800m line intervals (totaling 453km tie lines).

The geophysical survey identified three high priority and 24 secondary priority radiometric anomalies with potential for uranium mineralization. Numerous magnetic anomalies also warrant further exploration for nickel mineralization. International KRL and Logan Resources plan to seek a joint venture partner to further explore the Turn River Property.

ENGLISHMAN PROPERTY (Yukon)

During the year, Logan entered into an option agreement with 37999 Yukon Inc. of Whitehorse, Yukon Territory whereby the Company was granted an option to earn a 100% interest, subject to a 2% NSR, in the Englishman property, a uranium mineral exploration property. The property consists of 16 mineral claims covering 826 acres (334.5 hectares). It is located in the Watson Lake Mining District of the Yukon Territory, 160 km east of Whitehorse and 60 km northeast of Teslin.

Englishman Property’s Airborne Radiometric and Magnetic Surveys

During the fiscal year ended March 31, 2008, Logan conducted radiometric and magnetic surveys over the Englishman property. The surveys were conducted using a new radiometric and magnetic system purchased from Pico Envirotec of Downsview, Ontario. The surveys were flown under the supervision of Ron Sheldrake, Geophysicist, at 100m survey line intervals (totaling 65km survey lines) and tie lines at 800m line intervals (totaling 14km tie lines).

The geophysical survey identified no significant anomalies and Logan terminated the option agreement for the Englishman property.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective April 1, 2007, the Company adopted new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 1506, "Accounting Changes", permitting accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles (“GAAP”), or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless impracticable. Any prior period errors identified also require retroactive application. The revised standards did not impact have any material impact on the Company’s financial statements.

Effective April 1, 2007, the Company adopted new CICA Handbook Sections 3855 "Financial Instruments - Recognition and Measurement", CICA 3861 "Financial Instruments - Disclosure and Presentation", CICA 3865 "Hedges", CICA 1530 "Comprehensive Income", CICA 3051 “Investments” and CICA 3251 "Equity". The new Handbook Sections establish standards governing the recognition, measurement, disclosure and presentation of financial instruments, when and how hedge accounting may be applied, the reporting and presentation of comprehensive income, accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The Company does not have any hedging relationships or investments that fall under these standards. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

In accordance with CICA 1530, “Comprehensive Income”, and CICA 3251, “Equity”, these sections provide standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income includes net income plus changes in unrealized gains or losses from changes in the fair market value of available-for sale investments, changes in the fair value of derivatives designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for sale investments.

Under CICA 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities.

All financial instruments, including derivatives, are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant Handbook Section 3840, “Related Party Transactions”. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is impaired or sold at which time the amounts will be recorded in net income; financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for trading are measured at amortized cost, using the effective interest method of amortization. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This Section does not permit the restatement of financial statements of prior periods.

The Company classified its financial instruments as follows:

Cash and cash equivalents	Held-for trading
Short-term investments	Held-for trading
Marketable securities	available for sale
Amounts receivable	loans and receivables
Due from related parties	loans and receivables
Accounts payable	other financial liabilities
Due to related parties	other financial liabilities

In addition, the Company has elected to account for transaction costs related to the acquisition or issuance of financial instruments as a reduction of the carrying value of the related financial instruments except for those classified as available for sale which are expensed as incurred. The Company did not have any held-to-maturity instruments and outstanding contracts with embedded derivatives at April 1, 2007.

As at March 31, 2008, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and due to/from related parties. The fair values approximate their carrying values due to the short-term maturity of the instruments except for marketable securities which has been recorded at fair value. The Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

Upon the adoption of these new standards the Company classified its marketable securities as available for sale, which are measured at fair value, and recorded an $189,930 increase in their carrying value as at April 1, 2007; representing the aggregate cumulative unrealized gain on the statement of accumulated other comprehensive income. There were no other opening adjustments recorded on the adoptions of these standards.

       RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the Accounting Standards Board issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for interim and annual periods relating to fiscal years beginning on or after October 1, 2008. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company’s financial statements.

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, “Inventories”. Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, “Financial Instruments - Disclosure” and Section 3863, “Financial Instruments - Presentation” which replace Section 3861, “Financial Instruments - Disclosure and Presentation”. Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after October 1, 2007. The Company is currently assessing the impact of the new disclosure standard and has not yet determined its impact on the Company’s financial statements.

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

FINANCIAL REPORTING UPDATE

Effective March 2006, all reporting issuers in Canada are subject to new disclosure requirements as per Multilateral Instrument 52-109 (“MI 52-109”). As a result of MI 52-109 the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have to certify that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with GAAP. In addition, they are subject to a second certification that they have ensured disclosure of changes in internal control that has had or may have a material effect on the Company’s internal control.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled and communicated to management. The Company’s CEO and CFO have concluded, based on their evaluation at March 31, 2008, that disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others within the entity, except as noted below. The CEO and CFO certified that the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance; however they are not able to conclude that the disclosure controls and procedures are capable to prevent all frauds and errors.  Regardless of how well conceived or managed, a control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurances that objectives of a control system can be obtained.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of the Company’s internal control over financial reporting at March 31, 2008 and has certified that the controls over financial reporting are effective.

In designing the internal controls Management has identified a material weakness outlined below:

1.

Due to the limited number of staff, it is not feasible to attain segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting allow for a greater likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors mitigate the risk of material misstatement in financial reporting by performing a detail review of quarterly operational and financial reports. It is not possible to provide absolute assurance that this risk can be eliminated.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com) No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresources.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov

LOGAN RESOURCES LTD.

Suite 1640 - 1066 WEST HASTINGS STREET

VANCOUVER

BRITISH COLUMBIA

V6E 3X1

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, British Columbia

Peter F. Cummings, Delta, British Columbia

Judith T. Mazvihwa, Vancouver, British Columbia

F. Charles Vickers, Jr., Dallas, Texas

Clifford H. Frame, Toronto, Ontario

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver, BC

V6Z 2M1

4.

AUDITORS

Manning Elliott, LLP Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver, BC

V6E 3S7

5.

TRADE SYMBOL

LGR-V TSX-Venture

LGREF- PK (USA)

Form 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Judith T. Mazvihwa, Chief Financial Officer of Logan Resources Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending March 31, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 21, 2008

__”Judith T. Mazvihwa”______

Judith T. Mazvihwa

Chief Financial Officer

Form 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Seamus Young, President and Chief Executive Officer of Logan Resources Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending March 31, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 21, 2008

__”Seamus Young”______

Seamus Young

President and Chief Executive Officer